February 24, 2020

A. Terry Ray
Chief Executive Officer
Carriage House Event Center, Inc.
6521 Ocaso Drive
Castle Pines, Colorado, 80108

       Re: Carriage House Event Center, Inc.
           Registration Statement on Form S-1
           Filed January 28, 2020
           File No. 333-236117

Dear Ms. Ray:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 28, 2020

Cover Page

1. Please disclose that your officers and directors own, as a group, 96.8% of your issued and outstanding shares of common stock. Also disclose what their voting power will be if all or some of the shares are sold in the offering.
Risk Factors, page 5

2. Please add risk factor disclosure relating to your promissory notes issued to related parties. Please quantify the total amount of the debt, the maturity dates of the notes, how you plan to repay the notes, and any impact such indebtedness may have on your financial condition and results of operations.
 A. Terry Ray
FirstName LastNameA. Terry Inc.
Carriage House Event Center, Ray
Comapany NameCarriage House Event Center, Inc.
February 24, 2020
February 24, 2020 Page 2
Page 2
FirstName LastName
Our president and secretary have conflicts of interest, page 8

3. Please revise to discuss the other business activities of your president and secretary and describe the nature of the conflicts of interests that exist in relation to those activities.
We are only subject to the reporting requirements of Section 15(d), page 10

4. Please revise your risk factor to disclose the possibility that your periodic reporting obligations will be automatically suspended under Section 15(d) if you have less than 300 holders of record in the fiscal year after the year of effectiveness of the registration statement.
You will incur immediate and substantial dilution, page 13

5. Please revise the sentence stating that "[p]urchasers of Shares in this offering . . . will own approximately 81% of the issued and outstanding shares of our voting stock. It appears that your existing stockholders are the ones that own 81% of your current voting stock.
Use of Proceeds, page 15

6. It appears that the working capital amount presented in the column labeled "Approximate
         Dollar Amount (50% sold)" does not reflect 50% of the gross proceeds net of offering expenses. Please revise or advise.
7. Your disclosure indicates that since inception you have been funded by loans from related parties. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, if so, please revise to set forth the interest rate and maturity of such indebtedness, as applicable.
8. Please disclose whether you anticipate that the amount raised in the offering will be sufficient to cover conceptual drawings of the event center. If not, please disclose the total estimated costs and how you plan to finance such costs. Dilution, page 16

9. Please revise to include a table comparing the total consideration and the average price per share paid by the purchasers in this offering and the related effective cash contribution amounts of officers, directors, promoters and affiliated persons assuming 25%, 50%, 75%
         and 100% of the shares offered are sold. Please refer to Item 506 of Regulation S-K.
Descritpion of our Business, page 18

10. Please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business. Please disclose whether you have identified a company to provide conceptual drawings of the event center, and the total costs and timing for such plans. Please also disclose the resources required to complete
 A. Terry Ray
FirstName LastNameA. Terry Inc.
Carriage House Event Center, Ray
Comapany NameCarriage House Event Center, Inc.
February 24, 2020
February 24, 2020 Page 3
Page 3
FirstName LastName
         each step of your business development, as well as the total costs anticipated for construction of an event center, the potential timing of construction, as well as the challenges you anticipate in constructing an event center and implementing your business plan. Because your offering is being conducted on a best efforts basis, briefly discuss your plan of operations assuming 25%, 50%, 75% and 100% of your offering being sold.
Vision, page 24

11. Please avoid the use of marketing language. Instead revise this section to clearly reflect that you have not started the development of your event center. In this regard, provide a realistic discussion of the process for site identification and design, including the cost and anticipated timing for acquiring land, commissioning conceptual and architectural drawings, and construction.
Balance Sheets, page F-3

12. We note that the par value of common stock presented on the balance sheet does not agree with the par value of common stock disclosed in Note 5 to the financial statements.
         Please revise or advise.
Signature Page, page II-4

13. The prospectus contains conflicting disclosure about the principal financial and accounting officer. Specifically, on page 7 of the risk factors section, Janel Ray is identified as the PFO and PAO. However, on the signature page, A. Terry Ray is identified as the PFO and PAO. Please reconcile.
Exhibits

14.      Please file copies of your outstanding note agreements, as amended.
General

15. It appears that you are a shell company as defined in Securities Act Rule 405, because your only assets consist of cash and cash equivalents, and you have nominal operations and no revenues since inception. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please further disclose in the risk factors section, and elsewhere as appropriate, the consequences, challenges and risks of being a shell company, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential for reduced liquidity (or illiquidity) of your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 A. Terry Ray
Carriage House Event Center, Inc.
February 24, 2020
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at (202) 551-3308 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameA. Terry Ray
                                                           Division of
Corporation Finance
Comapany NameCarriage House Event Center, Inc.
                                                           Office of Trade &
Services
February 24, 2020 Page 4
cc:       William B. Barnett, Esq.
FirstName LastName